COVER
TLC The Laser Center Inc.
1997 Annual Report

[picture depiciting eyes]

INSIDE FRONT COVER

[picture depiciting geographical location of each TLC business]

TLC THE LASER CENTER: LOCATIONS

TLC CENTERS
Billings, MT
Boca Raton, FL
Boston, MA
Brea, CA
Charlotte, NC
Chicago Downtown, IL*
Chicago Westchester, IL*
Denver, CO
Fairfax, VA
Fairlawn, NJ
Garden City, NY
Greenville, SC*
Indianapolis, IN
Johnson City, TN
Lima, OH
London, ON
Lynnwood, WA
Madison, WI
Manhattan, NY
Miami, FL
Moncton, NB
Mount Laurel, NJ
Oklahoma City, OK
Plymouth Meeting, PA
Raleigh, NC
Rockville, MD
Toronto, ON
Tulsa, OK
Vancouver, BC
White Plains, NY
Windsor, ON

Winston-Salem, NC

NETWORKS
Albuquerque, NM
Benton, KY
Bowling Green, KY
Chattanooga, TN
Hartford, CN
Kitchener, ON
Knoxville, TN
Las Vegas, NV
Memphis, TN
Nashville, TN
Seymour, IN
Southgate, KY

UNDER DEVELOPMENT
Atlanta, GA
Beverly Hills, CA
Brooklyn, NY
Cleveland, OH
Columbia/Charleston, SC
Columbus, OH
Detroit, MI
Fort Wayne, IN
San Diego, CA
Sioux City, IA
Toledo, OH

SECONDARY CARE
Chicago Palos Heights, IL
Seattle, WA

* Center also provides secondary care.
This listing is as of September 1, 1997.

WE'RE GROWING

[picture depicting various laser center physical buildings]

CORPORATE PROFILE:

TLC The Laser Center is the No. 1 provider of laser vision correction in North America. It also operates secondary care clinics; the Eye Care Network (an internet-based information and transaction service); and Partner Provider Health (a managed care company).

GROWTH HIGHLIGHTS
TLC has far exceeded its growth targets, clearly establishing itself through expansion and acquisition as the leader in North America.
- TLC raised $59 million from three public offerings in the last two years.
- TLC introduced The Lifetime Commitment program to ensure patient satisfaction.
- 20/20 Laser Centers Inc. was acquired, opening major U.S. markets to TLC.
- There were a number of significant senior management appointments (see page 14).
- The Company expanded its network of affiliated doctors to more than 6,000.
- The Company was recognized as one of the top performing 1996 IPOs on the Toronto Stock Exchange.
- TLC shares began trading on the Nasdaq National Market in July, 1997.

How we've grown         1997      1996
Laser centers           32        9
Network Centers         12        0
Secondary Care Clinics  2         1
- Most of the new centers opened in fiscal 1997 were in the United States. 11 new centers are currently planned for fiscal 1998.

TLC THE LASER CENTER: BUSINESS STRATEGY

RELATIONSHIPS
Our strength relies on the relationships we build

[picture depicting TLC staff members at a clinic]

WE ARE LEADERS
At the center of TLC's strategy and its success are the relationships it has developed with local eye care providers. It's called co-management: the company along with local doctors jointly providing care for the patient. More than 6,000 doctors are affiliated with TLC. The illustrations on this page show how TLC takes a comprehensive approach to developing these key relationships.

SECONDARY CARE CLINICS [picture depicting individual undergoing eye exam] TLC's secondary care clinics perform all types of eye surgery and provide advanced levels of care. They offer TLC an existing network of doctors, a solid revenue stream and can provide a cost effective way of opening a laser vision center.

PARTNER PROVIDER HEALTH [picture depicting front of physical location]
The Company's managed care subsidiary, Partner Provider Health Inc., secures and manages vision care contracts from health maintenance organizations (HMOs) and other third party payers. As managed care is the fastest growing segment of health care delivery, access to managed care patients for all TLC doctors will ensure their long-term success.

LASER SURGERY [picture depicting a TLC doctor at laser computer controls]
At the core of TLC are its laser vision correction centers and the network of more than 6,000 affiliated doctors who co-manage patients.
The clinics work hand-in-hand with local doctors in educating patients about laser vision correction and in managing post-procedure care.

EYE CARE NETWORK [picture depicting eye doctor looking at computer screen]
WWW. LZR.COM
The Eye Care Network is a proprietary, internet-based network which provides eye care professionals and clinics across North America with an effective way to source information, communicate on-line and purchase supplies and equipment.

GROWING

FINANCIAL HIGHLIGHTS

"We've combined exceptional growth with a very strong balance sheet." (in millions of canadian dollars, except per share amounts)

                                        1997             1996

Gross revenues                     $    47.9      $      16.0

Net revenues                       $    29.3      $      9.4

Development and start-up expenses  $    6.3       $      2.3

Net loss                           $    (13.9)    $      (2.9)

Loss per share                     $    (0.68)    $      (0.23)

Shareholders' equity               $    74.9      $      15.9

Revenues have grown dramatically due to an increase in procedures performed and the effect of acquisitions.

Gross Revenues of all Managed Clinics by Quarter ($ millions) [bar chart] showing gross revenue growth

Strong growth in procedures performed resulted from the success of both existing and new clinics.

Total Procedures (by quarter) [bar chart] showing procedure growth Rapid expansion has meant a dramatic increase in shareholders' equity.

Shareholders' Equity ($ millions) [bar chart] showing growth in Shareholder's Equity

Assets have grown to position the company for future growth.

Total Assets ($ millions) [bar chart] showing growth in total assets.



MESSAGE TO THE SHAREHOLDERS

[picture] depicting Elias Vamvakas

Elias Vamvakas
President and Chief Executive Officer

WE HAVE THE RIGHT STRATEGY --
AND WE HAVE SHOWN WE HAVE THE ABILITY TO EXECUTE IT SUCCESSFULLY.

GROWTH AND LEADERSHIP

A year ago in this message, we outlined an ambitious growth strategy -- one that would "enable us to maintain our leadership position...and enjoy the outstanding growth opportunities available to us." We said we planned to open 14 new locations in fiscal 1997, creating a network of 24 clinics across North America.

How have we done? By our year end at May 31, 1997, 24 new locations had been added to the TLC network, which now totals 32 centers, 12 networks and two secondary care facilities in 26 states and provinces across North America.

We have not only maintained, but enhanced, our position as the No. 1 provider of laser vision correction in Canada and the United States. The acquisition of 20/20 Laser Centers Inc. in February was a key development, adding eight clinics to our network. Like TLC, 20/20 relies on a strong network of local doctors and has allied itself with some of the most prestigious academic institutions in the country. 20/20 has opened up major markets to TLC in New York, New Jersey, Pennsylvania and the Washington, D.C. area.

TLC has been able to manage this and other smaller acquisitions, and absorb the operating losses associated with rapid expansion, while maintaining a very strong financial position. At May 31, 1997, TLC's cash and short-term deposits had more than doubled to $21.0 million, while short and long-term debt was $20.2 million. The Company's debt/equity ratio was 0.27:1 and working capital stood at $13.4 million. TLC raised $59 million from three public offerings in the last two years.

TLC's net revenues climbed 213% to $29.3 million in fiscal 1997. The Company reported a net loss of $13.9 million ($0.68 per share), compared to a loss of $2.9 million ($0.23) in 1996. Our losses have been lower than expected and our goal remains to be cash flow positive by the end of this fiscal year.

While we expect continued increases in the number of procedures performed, growth will also come from new areas. At Partner Provider Health Inc. (PPH), the managed care subsidiary of TLC, 1997 was a year of building infrastructure, such as a new claims center in Boston. Fiscal 1998 will be a strong growth year for PPH.

We also expect to see growth from the Eye Care Network, an internet-based service which provides information, e-mail and the ability to facilitate real-time transactions and purchasing for thousands of TLC-affiliated doctors and clinics across North America.

The Eye Care Network is a vital part of TLC's innovative approach to providing the highest level of service to both doctors and patients. Another

TLC first is its Lifetime Vision Commitment, recently introduced to ensure patient satisfaction.

In fiscal 1998, we are committed to managing our expenses as we grow our cash flow. With that in mind, we plan to open 11 new centers, a slower pace than 1997. At the same time, TLC is investigating a number of exciting international opportunities.

With an outstanding management team in place, our affiliation with the most renowned doctors in this industry, the talents and motivation of our employees, and the benefit of a strong financial position, we look forward to another exciting year.

LEADERS

WE ARE MEETING AND SURPASSING OUR TARGETS. AT THE SAME TIME, WE ARE STILL ONLY SCRATCHING THE SURFACE WHEN IT COMES TO THE POTENTIAL OF THE LASER VISION MARKET.

TLC HAS MAINTAINED A VERY STRONG FINANCIAL POSITION

[signature, Elias Vamvakas]

Elias Vamvakas
President and Chief Executive Officer
August 8, 1997


A DAY IN THE LIFE OF A TLC LASER CENTER

TLC The Laser Center has changed the lives of many North Americans. Since the company's founding in 1993, more than 20,000 patients have been treated in TLC Centers across the continent. Studies show that 97% of participating PRK patients achieve vision good enough to drive a car without glasses.

OUR GOAL
HAPPY PATIENTS

[picture depicting Derrick Adkins and Nancy Vamvakas]

1. Derrick Adkins, gold medal hurdler at the 1996 Olympics, had the procedure performed at TLC. Shortly after, he placed first at the Chase Millrose Games. Swimmer Amy Van Dyken, winner of four Olympic golds, also chose TLC to have her vision corrected.

2. Nancy Vamvakas, wife of TLC President Elias Vamvakas, had the procedure performed in 1994. An avid athlete, Nancy has discovered new freedom with all her favorite sports, although it hasn't helped her golf game!


STEP 1

PATIENT WITH OPTOMETRIST

[picture] depicting patient consultation

1.Beth Hahn (left) of London, Ontario, consults with optometrist

Dr. Cheryl Letheren. For Beth, who is active in sports and has two young children, laser vision correction is a lifestyle issue.

2.Dr. Letheren talks to Beth about her eyesight history and determines her prescription (including astigmatism) to see if she might be a candidate for laser vision correction.

LEADERS

TLC's co-management approach: the company along with local doctors jointly providing care for the patient, ensures the highest level of care. TLC is affiliated with more than 6,000 eye doctors across North America.

STEP 2

PATIENT WITH TECHNICIAN

[picture] depicting patient undergoing corneal topography

1.TLC ophthalmic technician, Jenny Graham, uses a corneal topographer to determine the exact shape of Beth's eyes. The topographer creates a detailed "map" of the eye's surface.

[picture] depicting TLC technician at corneal topographer

2.The corneal topographer measures over 6,000 points on the eye. This information is used to program the state-of-the-art computer software which directs the laser beam during the procedure.


STEP 3

THE PROCEDURE

[2 pictures] depicting patient undergoing laser vision correction

LEADERS

TLC places a strong emphasis on clinical expertise. National Medical Directors Drs. Jeffery Machat and Stephen Slade have developed and pioneered many of the concepts and software used by some of the largest laser system manufacturers.

[picture] depicting patient undergoing laser vision correction

1.TLC ophthalmic technician Niki Robson and Dr. Omar Hakim position Beth on the excimer laser bed. The only medication Beth has received is anti-bacterial and anesthetic eyedrops.

2.Dr. Hakim looks at an enhanced picture of Beth's eyes through the laser. The procedure, which is painless, typically takes from five to ten minutes to perform.

3.Guided by computer, the cool laser beam gently reshapes Beth's cornea to match her prescription. Each laser pulse is so precise it can remove 39 millionths of an inch of tissue in 12 billionths of a second.


STEP 4

THE DAY AFTER

[picture] depicting patient undergoing post-procedure eye examination

Beth is back for a checkup with optometrist Dr. Cheryl Letheren. Within two or three days, patients usually can go back to work. While individual results may vary, in Beth's case her eyesight was corrected to 20/20.

LEADERS

In July, 1997, TLC introduced a new, unprecedented vision care policy, the lifetime Commitment. If a patient's level of vision correction is reduced in the future, TLC will perform an enhancement procedure for free*, provided the patient has visited a TLC doctor for annual eye exams.

* Some conditions apply.

The first laser vision correction procedure was performed 10 years ago. While each case is unique, TLC's typical nearsighted patients are able to drive legally, play sports (or join the police or fire departments), without depending on glasses or contact lenses.

OUR GOAL
HAPPY PATIENTS

[picture] depicting Esther Strongman

1. For Esther Strongman of Bethesda, Maryland, one of the main benefits of laser vision correction is not having to carry around contacts, glasses, or her prescription sunglasses.

[picture] depicting Alice Lundberg and her four children

2. Alice Lundberg of Anderson, South Carolina, was so impressed with the results of her procedure that she paid to have it done for her four children.


ACHIEVING PROFITABLE GROWTH REQUIRES STRONG LEADERSHIP

FRANCES BROTHERHOOD,
Executive Vice President, International Development and Networks

Ms. Brotherhood was formerly Executive Vice President and Chief Operating Officer of Beacon Eye Institute; Vice President, Excimer Laser Business and President, Alcon Laboratories Inc.

DR. DAVID ELDRIDGE,
Executive Vice President, Clinical Affairs

Dr. Eldridge is a member of the Audit Committee and Chairman of the TLC Advisory Council, and has served as President of the American Academy of Optometry and President of the Oklahoma Optometric Association.

GARY JONAS,
Executive Vice President, Operations

A Harvard MBA, Mr. Jonas is the founder and former President of 20/20 Laser Centers and the former President of Earl Palmer Brown, a national advertising agency in the U.S.

PETER KASTELIC,
Chief Financial Officer

Mr. Kastelic has served in key financial roles for a number of major companies including Potash Company of Canada as Vice President of Finance, and Vice President and Controller of Curragh Inc.

RONALD KELLY,
Legal Counsel and Vice President, Acquisitions

Mr. Kelly is a former adjunct professor in contract law at the University of Western Ontario. He practices corporate/commercial and intellectual property law, including computer software development and high technology.

DR. JEFFERY MACHAT,
National Medical Director

Dr. Machat, co-founder of TLC, has performed more than 15,000 excimer laser procedures. He regularly lectures on excimer laser therapy and recently published his second book on the subject.

DR. STEPHEN SLADE,
National Medical Director

Dr. Slade is on the clinical faculty of the University of Texas Medical School, Department of Ophthalmology. The co-author of several textbooks, he regularly travels internationally to teach and train surgeons in PRK and LASIK.

ELIAS VAMVAKAS,
President and Chief Executive Officer

A co-founder of TLC in 1993, Mr. Vamvakas has an extensive background in management and finance. He is former President of the Creative Planning Financial Group of Companies.

MADELINE WALKER,
Chief Operating Officer

Ms. Walker has held various positions at TLC since the company's founding. She is also President of Mainstay Human Resources Corporation, a management consulting company.


MISSION STATEMENT

Our mission is to create an unprecedented partnership between eye care practitioners to produce outstanding clinical results in the correction of visual refractive problems.

[picture] depicting officers and executives

FROM LEFT TO RIGHT
Frances Brotherhood, Ronald Kelly, Elias Vamvakas, Dr. David Eldridge, Peter Kastelic, Madeline Walker and Gary Jonas.

LEADERS

Employee ownership. TLC encourages its employees to think like owners through its employee share option plan. TLC is also putting into place a share purchase plan. As a group, senior management and directors hold a large portion of TLC's outstanding common shares.


CORE PURPOSE

To enable people to enjoy life through advanced medical care and to promote the success of all of our partners.

CORE VALUES

INTEGRITY.

Integrity builds respect and trust. We communicate openly and honestly with each other, and to all with whom we do business. We can be counted on to keep our promise and to use good judgement, and if we make a mistake we will accept responsibility and do everything possible to correct it. We will conduct business with impeccable ethics and a genuine desire to do the right thing. We are reliable, honest and trustworthy in all our dealings.

WE DO WHAT IS RIGHT.

We are committed to the highest standards of patient care and excellence in everything that we do on behalf of TLC's patients, affiliated doctors, employees, shareholders and suppliers. We are proud to work for a health care company whose products and services make a difference in people's lives and for an organization whose primary objective is to provide the highest level of patient care. We derive our greatest sense of accomplishment from doing what is right -- not what is expedient.

WE ALWAYS SEEK TO IMPROVE.

In all aspects of our business we continually accept change as a positive, particularly when it's for the better. We study our progress and learn from ourselves and others how to do things more effectively and efficiently. How we do things is as important to us as what we do.

WE ACCEPT PERSONAL RESPONSIBILITY.

We consider individual involvement and accountability to be both a right and a privilege and accept personal responsibility for everything we do. We treat the Company's reputation as our own and try to make wise use of our time and the Company's resources. While we support our associates and work as a team, we will always take pride and accept personal responsibility in meeting or exceeding desired objectives.


MANAGEMENT'S DISCUSSION AND ANALYSIS

TLC The Laser Center Inc., incorporated in 1993, is a provider of integrated eye care in North America, specializing in excimer laser surgery to correct common vision disorders such as nearsightedness, farsightedness and astigmatism. Excimer laser surgery is an outpatient procedure which is designed to change the curvature of the cornea to reduce or eliminate a patient's reliance on glasses and contact lenses. TLC develops and manages refractive laser clinics and secondary care clinics in conjunction with networks of local doctors. The Company has established 34 (1996 - ten) clinics in North America and is the largest provider of laser vision correction in North America.

The Company is pursuing a strategy of growth in its core refractive laser surgery business. In February 1997, TLC issued common shares for the acquisition of 20/20 Laser Centers Inc., a company that managed eight refractive clinics in the northeast U.S. The focus of TLC's expansion strategy continues to be in the U.S., where it is positioning itself to take advantage of the growing market for excimer procedures. The Company expects to open 11 new clinics in the current fiscal year. As part of its strategy to expand its core refractive laser surgery business, the Company intends to acquire, and manage on behalf of doctors, high quality secondary care clinics in U.S. cities where a TLC refractive clinic is established or will be established. Secondary care clinics are expected to create an extended patient base for TLC's core refractive laser surgery business and further improve the economies of scale of the Company's operations.

RESULTS OF OPERATIONS

REVENUES

In fiscal 1997, gross revenues increased 200% to $47.9 million from $16.0 million in fiscal 1996. This includes the results of 32 refractive clinics, three of which also perform secondary care, and two additional secondary care clinics in North America. A year earlier only ten clinics had been established. The increase in revenues is attributable to the increase in the number of procedures being performed at established clinics, the opening of new refractive clinics in the U.S. and the acquisition of the eight 20/20 clinics in the U.S. TLC performed 14,170 paid procedures in North America in the year ended May 31, 1997. That number includes 12 months of procedures from the 20/20 clinics, which were not acquired until February 10, 1997. The following are the four major components of the growth in revenues during 1997:

[bar chart] showing growth in number of refractive and secondary care clinics

Net revenues from the refractive clinics in operation for the full fiscal year, and for which results are included in the consolidated financial statements, have increased to $15.5 million in 1997 from $8 million in 1996. The growth in the number of procedures at these clinics to 7,700 from 3,700 was according to plan and reflects increasing acceptance and market penetration of refractive procedures to correct vision disorders. These clinics are expected to continue to increase revenues as the potential in their markets has yet to be fully realized. Results include the three Ontario clinics which have completed two full years of operations and generated gross revenues of $11.3 million and income of $2.8 million before allocation of corporate overhead costs.

[bar chart] showing annual growth in Net Revenues

The 15 refractive clinics that were established in fiscal 1997 performed 1,300 procedures and generated net revenue of $3.2 million. Generally these clinics are incurring losses, as it takes about 18 months for a clinic to reach break even levels.

The addition of the 20/20 clinics accounted for net revenues of $3.3 million and 1,600 procedures since the date of acquisition in February 1997. The 20/20 clinics performed 4,700 procedures in the year ended May 31, 1997. The 20/20 clinics have been established since 1996 and have not yet realized their potential. They are being integrated into the TLC model.

Net revenues from managed secondary care clinics increased to $7.3 million from $1.4 million in 1996. The corresponding increase in gross revenues was to $20.8 million from $8 million in 1996. These increases are a result of a full year's accounting of the TLC Northwest Eye acquisition and the addition of TLC Midwest Eye clinic during the year. The Company believes that the acquisition of additional secondary care clinics will create an extended patient base for TLC's core refractive surgery business.

OPERATING EXPENSES

Fiscal 1997 operating expenses increased to $30.3 million from $8.5 million in 1996. This is due to the additional variable costs attributable to the increase in procedures, higher fixed costs as new clinics opened and increases in corporate overhead to support the additional centers. The major cost components are wages, surgeon fees and facility leasing costs. Costs are expected to decrease on a per procedure basis as higher procedure volumes help to absorb the fixed costs.

INTEREST AND AMORTIZATION

Net interest expense increased to $1.3 million from $0.3 million in 1996 as debt increased to $20.2 million from $5.8 million, reflecting the financing costs incurred to acquire equipment for new clinics. Amortization expense increased to $5.0 million from $0.9 million in 1996 as capital assets increased to $44.2 million from $17.1 million the previous year. Amortization expense also includes $0.7 million of goodwill as a result of the 20/20 acquisition. Both interest and amortization expenses are expected to increase as more clinics are added, a full year of costs are incurred, and the number of procedures increases.

[bar chart showing annual growth in Capital Assets and Assets Under Capital
Lease]

DEVELOPMENT AND START-UP EXPENSES

Development and start-up expenses increased to $6.3 million in 1997 from $2.3 million in 1996. These expenses were incurred to establish 16 new TLC clinics in North America. Development and start-up expenses are non-recurring costs incurred to research potential markets and develop clinics in North America. They include professional fees, salaries and benefits, advertising, promotion, and travel costs incurred by clinic staff prior to the commencement of commercial operations.

Included in the development and start-up expenses are $1.5 million in losses attributable to Partner Provider Health Inc. (PPH). These costs were incurred to set up a new claims processing center and develop other infrastructure prior to the commencement of commercial operations. PPH is a TLC subsidiary which, in conjunction with local doctors, develops and manages Independent Practice Associations as regional companies that serve health plans, other managed care organizations and health care purchasers. PPH's activities will support TLC's core refractive laser surgery business. PPH is expected to continue incurring losses during fiscal 1998, as claims processing revenues are not expected to be sufficient to cover operating costs.

INCOME TAXES -- CANADA AND UNITED STATES

In the United States, TLC paid minimal income taxes because it is allowed, under U.S. tax law, to file a consolidated tax return. As a result, TLC was able to file returns which combined the losses of its start-up laser clinics with the earnings of other clinics and those of TLC Northwest Eye. In Canada, however, each subsidiary operating a clinic is taxed separately. Consequently, some clinics paid taxes, while others were able to use loss carry forwards.

NET LOSS FOR THE YEAR

The Company recorded a net loss of $13.9 million in fiscal 1997, compared to a loss of $2.9 million in 1996. The loss from operations before amortization was $2.5 million. Most clinics are still developing their markets and will continue to increase their volumes in fiscal 1998. Experience has shown that it takes about 18 months for a clinic to become profitable, and many new TLC clinics have been operating for 12 months or less at May 31, 1997. Smaller operating losses are expected in fiscal 1998 as many clinics begin to reach profitable operating levels.

FINANCIAL CONDITION

CASH FLOW LIQUIDITY AND CAPITAL RESOURCES

In fiscal 1997, the Company used $2.7 million of cash for operating activities compared to $2.2 million in the prior year. Increases in amortization resulting from substantial growth in capital assets and higher levels of current obligations reduced the effect of earnings losses on cash used for operating activities.

The Company issued common shares for $41.3 million in cash to finance clinic development and acquisitions in fiscal 1997. In addition, shares with a value of $31.6 million were issued to acquire 99.9% of the outstanding shares of 20/20 Laser Centers. Asset acquisitions in fiscal 1997 have been financed through $10.4 million in capital lease obligations and $3.9 million in long-term debt. The Company expects to continue to lease assets and incur other forms of debt to finance future expansion.

[bar chart showing annual growth in Total Assets]

Capital expenditures were $31.5 million in 1997, compared to $15.9 million in 1996, which reflects the cost of new equipment and premises to support the higher volume of procedures at the clinics. Goodwill of $35.1 million, which is being amortized over 15 years, represents the excess purchase price over the fair value of assets acquired from 20/20.

The Company has improved its liquidity and financial strength by issuing common shares and financing asset acquisitions through long-term leases and debt. The Company believes its cash position is sufficient to finance current expansion plans and absorb operating losses in fiscal 1998.

FOREIGN EXCHANGE

The Company does not use any formal hedging techniques due to the natural hedge which results from having operations in both Canada and the U.S. Certain conditions in purchase and sale agreements also minimize exchange risks within the country.

DIVIDENDS

The Company has never paid dividends. It is the policy of the Board of Directors to retain earnings to finance growth and development of its business and, therefore, the Company does not anticipate paying cash dividends on its shares in the near future.

RISKS AND UNCERTAINTIES

COMPETITION

The Company competes with hospitals, individual ophthalmologists and other laser clinics. A number of companies have been formed in the U.S. and Canada to develop networks of excimer laser centers. TLC differentiates itself from its competitors by providing a wide range of vision care services to patients; creating networks of affiliated local doctors; and providing a high level of knowledge and expertise to its affiliated doctors.

REGULATORY CHANGES

TLC's business, financial condition and results of operations could be adversely affected by changes in the interpretation and enforcement of existing regulatory requirements or the adoption of new requirements. Currently, no regulatory changes that would be significantly detrimental to TLC's business are foreseen.

NEW PRODUCTS AND TECHNOLOGICAL CHANGE

Modern medical technology is characterized by extensive research and rapid technological change. Newer technologies may be developed with better performance than the excimer laser equipment currently used by the Company. Medical companies, academic and research institutions and others could develop more effective and less expensive therapies, including new medical devices or surgical procedures, for treatment of conditions targeted by the Company. TLC intends to upgrade its equipment or adopt new procedures as any new technology is developed. TLC recently patented a technique which was developed by National Medical Director, Dr. Jeffery Machat and is currently used in excimer laser surgery. Dr. Machat has developed many of the techniques and software used to perform this procedure and continues to work with major manufacturers in the design and improvement of this emerging technology.

FUTURE OUTLOOK

The Company expects the market for refractive laser procedures to expand rapidly, and therefore continues to expand its core refractive laser surgery business with an emphasis on the U.S. TLC believes that the acquisition of additional secondary care clinics will create an extended patient base for the Company's core refractive laser surgery business.

The Company also believes that it will be in a strong competitive position to obtain managed care contracts with HMOs, insurance companies and other third party payers because of the economies of scale that are being developed through its network of refractive and secondary care clinics and the wide geographic area that is covered by its network of more than 6,000 affiliated doctors.

Revenues are expected to increase, as the Company's existing 34 clinics mature, additional clinics open in fiscal 1998 and market acceptance of excimer laser procedures continues to grow.

FORWARD-LOOKING INFORMATION

This annual report may contain forward-looking information within the meaning of
Section 27A of the U.S. Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, and is subject to the safe harbor created by those sections. TLC's operating results can be impacted by a number of factors, any of which could cause actual results to vary materially from current results or TLC's anticipated future results. TLC's operating results can vary substantially from period to period due to the timing of acquisitions and expansion opportunities. This and other factors make the estimation of future operating results uncertain. Risk factors are listed from time to time in TLC's reports filed with the Toronto Stock Exchange and the U.S. Securities and Exchange Commission. TLC assumes no obligation to update the information contained in this annual report.


AUDITOR'S REPORT TO THE SHAREHOLDERS OF TLC THE LASER CENTER INC.

We have audited the consolidated balance sheet of TLC The Laser Center Inc. as at May 31, 1997 and 1996 and the consolidated statement of income, deficit and changes in financial position for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 1997 and 1996 and the results of its operations and the changes in its financial position for the years then ended in accordance with generally accepted accounting principles.


[signature, Horwath Orenstein]
CHARTERED ACCOUNTANTS
TORONTO, CANADA
AUGUST 8, 1997

CONSOLIDATED STATEMENT OF INCOME
(IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS)

For the year ended May 31                    1997             1996

Net revenues (note 11)                  $    29,303      $    9,363

Share of loss of affiliated companies        (212)            (241)

                                             29,091           9,122

Expenses

Operating                                    30,251           8,531

Financial (note 12)                          1,335            316

Amortization (note 12)                       5,047            875

                                             36,633           9,722

LOSS FROM OPERATIONS                         (7,542)          (600)

Development and start-up expenses            (6,253)          (2,308)

LOSS BEFORE INCOME TAXES                     (13,795)         (2,908)

Income taxes

Current (note 13)                            140              105

Deferred                                     14               (129)

                                             154              (24)

NET LOSS FOR THE YEAR                   $    (13,949)    $    (2,884)

LOSS PER SHARE                               (0.68)           (0.23)

Weighted average number of
common shares outstanding                    20,617,104       12,796,579

See the accompanying notes

Chartered Accountants

Toronto, Canada
August 8, 1997

CONSOLIDATED STATEMENT OF DEFICIT
(IN THOUSANDS OF CANADIAN DOLLARS)

For the year ended May 31                    1997             1996

Balance, beginning of year              $    (3,741)     $    (857)

Net loss for the year                        (13,949)         (2,884)

Balance, end of year                    $    (17,690)    $    (3,741)

See the accompanying notes





CONSOLIDATED BALANCE SHEET (IN THOUSANDS OF CANADIAN DOLLARS)

May 31                                            1997             1996

Assets

Current

Cash and short-term deposits (note 2)        $    20,977      $    4,143

Accounts receivable                               4,056            1,715

Income taxes recoverable                          46               --

Prepaids and sundry assets                        2,316            529

                                                  27,395           6,387

Goodwill                                          34,401           --

Capital assets (note 3)                           34,006           16,026

Assets under capital lease (note 4)               10,213           1,046

Investment in affiliated companies (note 5)       675              259

Projects under development                        168              595

Deferred income taxes                             55               105

Other                                             588              88

                                             $    107,501     $    24,506

Liabilities

Current

Accounts payable and accrued liabilities     $    9,725       $    2,523

Current portion of long-term debt                 1,810            900

Current portion of obligations
under capital lease                               2,377            308

Current portion of term bank loan                 40               40

Income taxes payable                              --               107

Deferred income taxes                             61               97

                                                  14,013           3,975

Long-term debt (note 6)                           6,627            3,529

Obligations under capital lease (note 7)          9,283            931

Term bank loan (note 8)                           23               63

Deferred rent and compensation (note 9)           2,230            88

                                                  32,176           8,586

Non-controlling interest                          463              --

Shareholders' Equity

Capital stock (note 10)                           92,552           19,661

Deficit                                           (17,690)         (3,741)

                                                  74,862           15,920

                                             $    107,501     $    24,506

See the accompanying notes

Approved on behalf of the Board:

[signatures, Elias Vamvakas & John Riegert]

Elias Vamvakas, Director
John Riegert, Director


CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
(IN THOUSANDS OF CANADIAN DOLLARS)

For the year ended May 31                    1997             1996

Operating activities

Net loss for the year                   $    (13,949)    $    (2,884)

Items not affecting cash

Amortization                                 5,047            875

Amortization included in development
and start-up expenses
                                             --               155

Share of loss of affiliated companies        212              241

Deferred income taxes (net)                  14               (129)

Deferred rent and compensation               245              --

                                             (8,431)          (1,742)

Changes in non-cash operating items

Accounts receivable                          (2,341)          (1,641)

Prepaid expenses and sundry assets           (1,787)          (422)

Accounts payable and accrued liabilities     7,202            1,939

Income taxes (net)                           (153)            63

Deferred rent and compensation               1,897            88

Non-controlling interest                     463              --

Projects under development                   427              (528)

Cash provided from (used for)
operating activities                         (2,723)          (2,243)

Financing activities

Long-term debt                               4,008            3,474

Term bank loan                               (40)             (40)

Obligations under capital lease              10,421           571

Capital stock issued                         72,891           18,201

Cash provided from (used for)
financing activities                         87,280           22,206

Investing activities

Capital assets                               (21,470)         (15,328)

Assets under capital lease                   (10,039)         (569)

Investment in affiliated companies           (628)            (500)

Other                                        (500)            (2)

Goodwill                                     (35,086)         --

Cash provided from (used for)
investing activities                         (67,723)         (16,399)

Increase in cash and short-term deposits     16,834           3,564

Cash and short-term deposits,
beginning of year                            4,143            579

Cash and short-term deposits,
end of year                             $    20,977      $    4,143

See the accompanying notes

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

TABULAR AMOUNTS IN THOUSANDS OF CANADIAN DOLLARS FOR THE YEAR ENDED MAY 31

TLC The Laser Center Inc. (the "Company") develops and manages refractive clinics in North America that use excimer lasers to correct common refractive disorders. Each clinic provides excimer laser equipment and related support services to doctors who perform excimer laser procedures on the premises. The Company also provides management services to secondary eye care clinics, which offer treatment for a range of vision disorders.

The Company is traded publicly on the Toronto Stock Exchange under the symbol LZR and on the NASDAQ National Market under the symbol LZRCF.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements, which have been prepared in accordance with generally accepted accounting principles in Canada, conform in all material respects with accounting principles generally accepted in the United States, except as explained in note 20.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. These estimates are reviewed periodically, and, as adjustments become necessary, they are reported in earnings in the period in which they become known.

BASIS OF PRESENTATION

These consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated. The investment in affiliated companies is accounted for by the equity method, whereby the investment is initially recorded at cost and adjusted thereafter to recognize the Company's share of the affiliated companies' net income or loss for its fiscal year. Dividends received from the affiliated companies are accounted for as a reduction of the Company's investment.

For certain subsidiaries that are not wholly-owned, any losses are funded by the Company and accordingly the full amount of the loss has been recorded. Future profits will be fully recognized until all funding has been recovered.

CAPITAL ASSETS AND ASSETS UNDER CAPITAL LEASE

Capital assets and assets under capital lease are carried at cost less accumulated amortization. Amortization is provided for at rates intended to write off the assets over their productive lives as follows:

Computer equipment and software    - straight line over 3 years

Furniture, fixtures and equipment  - 20% diminishing balance

Laser equipment                    - 20% diminishing balance

Leasehold improvements             - straight line over the initial term of
                                     the lease

Practice management agreements     - straight line over 15 years

Medical equipment                  - 20% diminishing balance

Vehicle                            - 30% diminishing balance

For assets acquired or brought into use during the year, amortization is calculated at half the normal rate.

The practice management agreements represent the costs of obtaining the exclusive right to manage secondary eye clinics in affiliation with the related physician group.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired, and is being amortized on a straight line basis over fifteen years. On an ongoing basis, management reviews the valuation and amortization of goodwill, taking into consideration any events and circumstances which might have impaired the fair value. Goodwill is written down to fair value when declines in value are considered to be other than temporary based upon expected cash flows of the related acquired business.

DEVELOPMENT AND START-UP EXPENSES

Development and start-up expenses represent costs incurred by the administration offices to research and develop potential centers in North America, including salaries and benefits, professional fees, advertising, promotion and travel, and costs incurred by centers during the period prior to commencement of commercial operations.

PROJECTS UNDER DEVELOPMENT

Projects under development represent all initial expenditures on an identified project prior to the appointment of a center director and the creation of a subsidiary company. Once these have been established, the costs are charged to the subsidiary and become part of development and start-up expenses.

REVENUES

The Company includes in income only those operating revenues pertaining to owned laser clinics and management fees earned from managing refractive and secondary care clinics. Under the terms of the practice management agreements, the Company provides management, marketing and administrative services to refractive and secondary care clinics in return for management fees.

FOREIGN CURRENCY TRANSLATION

For domestic companies and integrated foreign operations, assets and liabilities are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. Income and expenses are translated at average exchange rates prevailing during the year with the exception of amortization, which is translated at historical exchange rates. Exchange gains and losses are included in earnings, except for unrealized gains and losses on translation of foreign long-term debt which are deferred and amortized over the remaining term of the related obligation.

DEFERRED INCOME TAXES

The Company follows the tax allocation method of providing for income taxes. Under this method, deferred income taxes result from the recording of certain income or expenses for accounting purposes in periods other than those in which they are reported for income tax purposes.

2. CASH

                                        1997                  1996

Cash and short-term deposits       $    5,977            $    4,143

Funds held in escrow (note 10)          15,000                --

                                   $    20,977           $    4,143

The Company has a banking facility of approximately $1,700,000 available for posting letters of guarantee, under terms whereby the Company must maintain a similar minimum amount in its bank accounts. The majority of this facility has been utilized.

3. CAPITAL ASSETS

                       Accumulated           Net book value

                                   Cost      amortization   1997        1996

Computer equipment and software    $1,056       $187        $869       $147

Deposit on laser equipment         4,053        --          4,053      658

Furniture, fixtures and equipment  3,692        809         2,883      1,150

Laser equipment                    6,697        1,160       5,537      828

Leasehold improvements             6,949        950         5,999      2,279

Practice management agreements     10,255       745         9,510      8,928

Medical equipment                  5,214        660         4,554      2,018

Other                              624          23          601        18

                                   $38,540      $4,534      $34,006    $16,026

4. ASSETS UNDER CAPITAL LEASE

                                                  1997           1996

Computer equipment                           $    36        $    17

Furniture, fixtures and equipment                 207            90

Laser equipment                                   10,412         1,278

Medical equipment                                 907            119

                                                  11,562         1,504

Accumulated amortization                          1,349          458

                                             $    10,213    $    1,046

5. INVESTMENT IN AFFILIATED COMPANIES

                                                     1997           1996

Advances                                        $    1,128     $    500

Equity in undistributed loss since acquisition       (453)          (241)

                                                $    675       $    259

6. LONG-TERM DEBT

                                                  1997           1996

Participating loans

Interest at 7% to 9.75%, due December 1999 to
February 2001, secured by equipment
(see below)                                  $    6,730     $    2,387

Term bank loans

Interest at prime plus 0.25% to 0.85%,
due December 2000 to July 2002,
secured by equipment                              1,707          1,948

Other                                             --             94

                                                  8,437          4,429

Less current portion                              1,810          900

                                             $    6,627     $    3,529

The participating loan agreements provide for additional monthly payments on principal in excess of minimum amounts based on a percentage of net revenues in excess of the minimum monthly payments. The majority of long-term debt is denominated in U.S. currency and converted at the year-end rate of exchange.

6. LONG-TERM DEBT (CONT'D)

Aggregate minimum repayments of principal for each of the next five years are as follows:

1998           $    1,810

1999                1,829

2000                2,019

2001                1,985

2002                793

7. OBLIGATIONS UNDER CAPITAL LEASE

The Company has entered into leases on capital assets which have been capitalized. The leases expire between 1998 and 2003 and include imputed interest at rates ranging from 9% to 16.5%. The majority of capital leases are denominated in U.S. currency and converted at the year-end rate of exchange. Many of the capital leases on lasers provide for additional monthly payments based on numbers of procedures performed. The capitalized lease obligations represent the present value of future minimum annual lease payments as follows:

1998                     $    3,657

1999                          3,751

2000                          3,490

2001                          2,560

2002                          1,705

2003                          381

                              15,544

Less interest portion         3,884

                              11,660

Less current portion          2,377

                         $    9,283

8. TERM BANK LOAN

The loan bears interest at bank prime rate plus 1.75% and is secured by a general security agreement, a $50,000 security deposit, personal guarantees and a chattel mortgage belonging to a director of the Company. Although this loan is due on demand, based on regular terms of repayment it is properly classified as long-term and will be repaid in full in 1999.

9. DEFERRED RENT AND COMPENSATION

Deferred rent represents the benefit of lease inducements. Deferred compensation represents a plan to compensate certain key managerial executives and was included as part of the acquisition of 20/20 Laser Centers, Inc. (20/20) (note
18). The plan vests 100% on the earlier of February 15, 1999 or termination of employment, as defined. At May 31, 1997, $840,000 is accrued on potential deferred compensation of $1,139,000.

10. CAPITAL STOCK

                                        1997           1996
Common - authorized, unlimited shares
- issued: 25,189,707
(1996 - 16,589,053) shares         $    78,472    $    19,661

- unissued special warrants
(see below)                             14,080         --

                                   $    92,552    $    19,661

During the year, the following additional shares were issued:

- 157,973 shares at US$3.30 per share as compensation warrants to agents of the initial public offering (IPO).

- 3,500,000 shares at $7.25 per share in connection with a public offering.

- 525,000 shares at $7.25 per share as over-allotment pursuant to the underwriting agreement on the above public offering.

- 20,000 shares at $1.50 per share as part of Option Agreement with an employee of the Company.

- 4,364,443 shares at $7.25 per share issued to acquire 20/20.

- 23,238 shares at $4.11 (US$3.00) per share issued as part of Stock Option
Plan.

- 10,000 shares at $8.20 per share in exchange for capital assets.

- The Company reserved 1,818,182 shares pursuant to a Special Warrant Indenture, dated March 27, 1997. The Special Warrants were issued at a price of $8.25 each, with the aggregate consideration of $15,000,002, held in escrow pending final approval by the securities commission (note 2). The Special Warrants were converted to common shares and the escrow funds released in June, 1997. Issue costs paid to date of $920,000 have been adjusted to the carrying value of the warrants.

The Company has the following options outstanding:

- an agreement with a director of TLC The Laser Center (Delaware) Inc. to purchase 1,000,000 common shares at a price of $2.50 per share, expiring June 30, 2000. If this option is exercised, the Company has an option to purchase 50% of the director's business for US$1,000,000.

- options for various employees of the Company to purchase a total of 101,469 common shares at US$3.00 per share, expiring February 12, 2001.

- an option for the President and Chief Executive Officer to purchase 608,273 common shares at US$3.00 per share, expiring January 1, 2001 to January 1, 2004.

- 137,981 non-assignable warrants to agents of the IPO to purchase shares at US$3.30.

- options for various employees of the Company to purchase a total of 303,375 common shares at $7.25 per share, expiring December 1, 2001.

- options for various officers of 20/20 with outstanding options to acquire 20/20 shares. The Company has agreed that, immediately upon exercise of the 20/20 options, the Company will issue common shares in exchange for the 20/20 shares acquired on exercise, on the basis of 0.37517 common shares for every 20/20 share as follows:

- 167,747 common shares at US$4.44 per share

- 6,296 common shares at US$5.33 per share

- 7,503 common shares at US$8.00 per share, all expiring on March 1, 1999.

- 20/20 options were granted to third parties for services rendered to 20/20 at US$0.01 per share expiring March 1, 1999. The Company will issue common shares in exchange for the 20/20 shares acquired on exercise, on the basis of 0.37517 common shares for every 20/20 share for a total of 202,592 common shares.

Subsequent to the year end, an additional 421,804 common shares were issued on the acquisition of Vision Source Inc. The company was acquired based on a purchase price of $4,080,000. The acquisition price is subject to an earn out formula to be calculated December 31, 1999. Until that date, the shares are held in escrow whereby they will be released, after one year, in increments not to exceed 50% of the total original stock.

11. NET REVENUES

Net revenues include revenues pertaining to owned and managed laser clinics and revenues from managed secondary care clinics which are recorded at established rates and reduced by contractual adjustments, allowances and amounts retained by physician groups. Contractual adjustments arise due to the terms of certain reimbursements and managed care contracts. Such adjustments represent the difference between fees at established rates and estimated recoverable amounts and are recognized in the period the services are rendered. Any differences between estimated contractual adjustments and actual final settlements under reimbursement contracts are reported as contractual adjustments in the year final settlements are made.

The following represents amounts included in the determination of net revenue:

                                             1997           1996

Gross revenues of all managed clinics

Refractive clinics revenue              $    27,024    $    7,976

Secondary care clinics
physician group revenue                      20,827         8,030

Gross revenues                               47,851         16,006

Less:

Provision for contractual
adjustments and allowances                   11,222         3,282

Amounts retained by
physician group                              7,326          3,361

                                             18,548         6,643

Net revenues                            $    29,303    $    9,363

12. FINANCIAL AND AMORTIZATION EXPENSES
                                             1997           1996

Financial

Interest on long-term debt              $    955       $    108

Interest on capital leases                   387            89

Interest and bank charges - net              (7)            119

                                        $    1,335     $    316

Amortization

Capital assets                          $    3,490     $    680

Assets under capital lease                   872            195

Goodwill                                     685            --

                                        $    5,047     $    875

13. INCOME TAX LOSSES

The Company and its subsidiaries have non-capital losses carried forward for income tax purposes of approximately $32,000,000, including current year's losses of approximately $9,500,000, which are available to reduce taxable income of future years.

The Canadian losses can only be utilized by the source Company whereas the United States losses are utilized on a consolidated basis. The Canadian losses of $5,600,000 expire between 2001 and 2004. The United States losses of $26,400,000 expire between 2008 and 2012. Included in the United States losses is $17,000,000 of losses from the acquisition of 20/20, of which the availability and timing of utilization may be restricted. The current tax provision represents an income tax liability of approximately $508,000 less Canadian loss carry forwards utilized and United States loss consolidation aggregating $368,000. The differences between losses for accounting and losses for income taxes are due primarily to the following:

Loss for accounting purposes before

income taxes                            $    13,795

Add (deduct)

- non-deductible start-up costs

net of amortization                          (3,000)

- non-deductible goodwill                    (1,300)

- cash vs. accrual tax deductions            (1,600)

- amortization differences - net             1,000

- other                                      605

Loss for income tax purposes            $    9,500

14. CONTINGENT LIABILITY

The Company has been advised of potential liability for patent violations which may be associated with its laser equipment. No litigation has been commenced and, accordingly, no reserves have been provided in the accounts.

15. COMMITMENTS

Future operating lease payments

The Company has entered into operating leases for rental of office space and equipment which require future minimum lease payments aggregating $23,000,000. Future minimum lease payments over the next five years are as follows:

1998                $    4,000

1999                     3,800

2000                     3,600

2001                     3,200

2002                     2,700

The Company has the option to acquire certain leased equipment in exchange for common shares if a public offering is completed in the United States. Subsequent to the year end, the Company purchased several of the leases on equipment for total consideration of $1,742,000.

16. SEGMENTED INFORMATION



                              Canada         U.S.           Eliminations   1997 Total     1996  Total
Revenues from operations

Refractive clinics            $11,286        $10,880        $(245)         $21,921        $7,976

Management fees               3,966          8,438          (5,022)        7,382          1,387


                              $15,252        $19,318        $(5,267)       $29,303        $9,363

Net loss for the year         $(1,684)       $(12,265)      $--            $(13,949)      $(2,884)

Total assets                  $65,459        $82,718        $(40,676)      $107,5         $24,506

Total amortization            $699           $4,348         $--            $5,047         $1,030

Capital expenditures          $1,292         $30,217        $--            $31,509        $15,897



The Company is an integrated provider of refractive surgery and other eye care related services which is its only line of business and dominant industry segment.

17. FINANCIAL INSTRUMENTS

FAIR VALUE

The carrying amount of cash and short-term deposits, accounts receivable, income taxes recoverable, and accounts payable and accrued liabilities approximates their fair value because of the short-term maturities of these items.

The fair value of the Company's financial debts has been calculated using the future cash flows of the actual outstanding debt instruments discounted at current market rates available to the Company for the same or similar instruments as follows:

                                       Carrying       Fair
                                       amount         value

Long-term debt                         $    8,437     $    9,139

Obligations under capital lease             11,660         11,999

Term bank loan                              63             63

RISK MANAGEMENT

The Company is exposed to credit risk on accounts receivable from its customers. In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers and the regular review of credit limits. The Company does not have a significant exposure to any individual customer, except for amounts due from those secondary eye clinics which it manages, for which collateral security exists.

Cash accounts at the Canadian banks are insured by CDIC for up to $60,000. In the United States, the FDIC insures cash balances up to $100,000. At May 31, 1997, bank deposits exceeded insured limits by $19,000,000.

The Company operates internationally and is therefore exposed to market risks related to foreign currency fluctuations. As well, there is exposure to interest rate fluctuation on debt carrying a floating rate of interest.

18. ACQUISITION OF 20/20

On February 10, 1997, the Company acquired 99.9% of the common shares of 20/20. The acquisition was financed through the issuance of common shares (see note
10). The results of operations of 20/20 have been consolidated from the date of acquisition.

The total cost of the acquisition, using the purchase method of accounting, was allocated to the net assets acquired on the basis of their book values and then adjusted for fair values as follows:

Book values

Current assets                     $    2,423

Capital assets                          2,847

Assets under capital lease              5,180

Other assets                            391

Current liabilities                     (7,931)

Obligations under capital lease         (3,469)

Other liabilities                       (880)

Non-controlling interest                (320)

                                        (1,759)

Fair value adjustments

Assets under capital lease              (1,669)

Goodwill                                35,070

                                   $    31,642

19. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.


20. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP)

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada. The most significant difference between Canadian and United States practices, insofar as they affect the Company's consolidated financial statements, relates to the accounting for compensation for services in the form of capital stock.

The following table reconciles results as reported under Canadian practices with those that would have been reported under United States practices:

                                        1997                1996

Net loss for the period -

Cdn GAAP                           $    (13,950)       $    (2,884)

Differences in accounting for
stock-based compensation
(APB 25)                                --                  (1,967)

Net loss for the period -

US GAAP                            $    (13,950)       $    (4,851)

Loss per share - US GAAP           $    (0.68)         $    (0.38)

The above adjustment affects the balance sheet through a reclassification of the stock-based compensation resulting in an increase in capital stock and an increase in deficit.


DIRECTORY OF LOCATIONS

LASER CENTERS IN CANADA

BRITISH COLUMBIA

VANCOUVER
TLC Northwest-Vancouver
(604) 903-4000
Dr. Michael Melenchuk

NEW BRUNSWICK

MONCTON
TLC Moncton
(506) 863-1999
Dr. Josee Visockis
Dr. Serge Richard

ONTARIO

LONDON
TLC London
(519) 438-2020
Marion Baird

TORONTO
TLC Toronto
(416) 733-2020
Horace Chiu

WINDSOR
TLC Windsor
(519) 250-2020
Denis Hamelin

LASER CENTERS IN THE UNITED STATES

CALIFORNIA

BREA
TLC Inland Empire
(909) 931-0044
Dr. Caroline Kauffman

COLORADO

DENVER
TLC Rocky Mountain
(303) 329-9141
Dr. Jimmy Jackson

FLORIDA

BOCA RATON
TLC Boca Raton
(561) 998-2020
Dr. Sal DeCantio Jr.

MIAMI

TLC MIAMI
(305) 949-2999
Dr. Jon Jacobs

ILLINOIS

CHICAGO
TLC Chicago
(312) 640-3400
Dr. Jim Ferguson

WESTCHESTER
TLC MEI/Westchester
(708) 562-4681
Dr. Jim Ferguson

INDIANA

INDIANAPOLIS
TLC Indiana
(317) 845-2020
Dr. Brian Duvall

MARYLAND

ROCKVILLE
TLC Rockville
(301) 881-2020
Kelly Citrin

MASSACHUSETTS

BOSTON
TLC Massachusetts
(617) 544-0223
Dr. Kristen Brown

MONTANA

BILLINGS
TLC Big Sky
(406) 651-0202
Dr. Harvey Bonner

NEW JERSEY

MOUNT LAUREL
TLC Mount Laurel
(609) 778-8550
F. Lawrence Vernamonti

FAIR LAWN
TLC Fair Lawn
(201) 796-4466
Tina Robinson

NEW YORK

NEW YORK
TLC Manhattan

(212) 588-0200
Bindu Thomas

GARDEN CITY
TLC Garden City
(516) 742-2020
Laura DiLorenzo

WHITE PLAINS
TLC White Plains
(914) 997-2222
Dayna Heit

NORTH CAROLINA

CHARLOTTE
TLC Charlotte
(704) 344-0800
Dr. Bill Rafferty

RALEIGH
TLC Raleigh/Durham
(919) 781-9400
Gloria Johnson

WINSTON-SALEM
TLC Winston-Salem
(910) 765-5600
Dr. Bill Rafferty

OHIO

ADA
TLC Lima
(419) 634-8155
Dr. Duane Wires

OKLAHOMA
Oklahoma City
TLC Oklahoma City
(405) 842-6060
Dr. Waymon Harrison

TULSA

TLC TULSA
(918) 491-6009
Dr. Jeff Miller

PENNSYLVANIA

PLYMOUTH MEETING
TLC Plymouth Meeting
(610) 940-3937
David Gubman

SOUTH CAROLINA
GREENVILLE
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

TENNESSEE

JOHNSON CITY
TLC Tri-Cities
(423) 282-0002
Dr. Richard Phillips

VIRGINIA

FAIRFAX
TLC Fairfax
(703) 560-2020
Janet Ward

WASHINGTON

LYNNWOOD
TLC Northwest Seattle
(425) 771-1200
Dr. Beth Kneib

WISCONSIN

MADISON
TLC Wisconsin
(608) 249-6000
Dr. Charlotte Burns



SECONDARY EYE CARE FACILITIES IN THE UNITED STATES

ILLINOIS

CHICAGO*
TLC Chicago
(312) 640-3400
Dr. Jim Ferguson

PALOS HEIGHTS
TLC MEI/Palos Heights
(708) 361-7788
Dr. Jim Ferguson

WESTCHESTER*
TLC MEI/Westchester
(708) 562-4681
Dr. Jim Ferguson

SOUTH CAROLINA

GREENVILLE*
TLC Piedmont
(864) 297-6299
Dr. Cynthia Wike

WASHINGTON

SEATTLE
TLC Northwest Eye Inc.
(206) 528-6000
Rodger McCollum



TLC NETWORKS IN CANADA

ONTARIO

KITCHENER
(University of Waterloo)



TLC NETWORKS IN THE UNITED STATES

CONNECTICUT
HARTFORD
Dr. Jerry Hardison, (860) 236-5831

INDIANA
SEYMOUR
Dr. Mike Frische, (812) 523-8756

KENTUCKY
BENTON
Dr. Joe Ellis, (502) 527-7421

BOWLING GREEN
Dr. John Breiwa, (502) 842-0383

COVINGTON
Dr. Richard Schuck, (606) 781-2000

NEVADA
LAS VEGAS
Dr. Tom Kroll, (702) 737-0321

NEW MEXICO
ALBUQUERQUE
Dr. Craig Clatanoff, (505) 896-4554

TENNESSEE
CHATTANOOGA
Dr. Daryl Mann, (423) 855-1666

KNOXVILLE

MEMPHIS
Dr. John Sharpe, (901) 722-3263

NASHVILLE
Phil Christopherson, (615) 361-0339



UNDER DEVELOPMENT

CALIFORNIA
BEVERLY HILLS
SAN DIEGO

OHIO
CLEVELAND

COLUMBUS
TOLEDO

GEORGIA
ATLANTA

INDIANA
FORT WAYNE

IOWA
SIOUX CITY

MICHIGAN
DETROIT

NEW YORK
BROOKLYN

SOUTH CAROLINA
COLUMBIA/CHARLESTON

* Denotes a clinic that is also listed as a laser center


DIRECTORS

Elias Vamvakas,
BSc (Honours), CHFC
Chairman

Jeffery J. Machat, MD, FRCSC, DABO

Howard J. Gourwitz, JD, LLM

David C. Eldridge, OD, FAAO

W. David Sullins Jr., RADM, OD, DOS, FAAO

John F. Riegert, CMC, CMA, CDP

Ronald J. Kelly, B.Comm (Honours), LLD, MBA

James R. Connacher

Barry J. Barresi, OD, PhD

OFFICERS AND EXECUTIVES

Elias Vamvakas,
President and Chief Executive Officer

Dr. Jeffery Machat,
National Medical Director

Frances Brotherhood,
Executive Vice President, International Development and Networks

Dr. David Eldridge,
Executive Vice President, Clinical Affairs

Gary Jonas,
Executive Vice President, Operations

Peter J. Kastelic,
Chief Financial Officer

Ronald Kelly,
Legal Counsel and Vice President, Acquisitions

John Riegert,
Secretary

A.F. (Anthony) Rzepka,
Director of Finance and Assistant Treasurer

Madeline Walker,
Chief Operating Officer

ANNUAL MEETING

Date: October 30, 1997

Time: 10:00 a.m.

Location: Design Centre, Design Exchange, 234 Bay Street, Toronto, Ontario

CORPORATE OFFICE

TLC The Laser Center Inc.

5600 Explorer Drive, Suite 301, Mississauga, Ontario L4W 4Y2
Tel: (905) 602-2020
Fax: (905) 602-2025

INVESTOR RELATIONS CONTACT

Stephen Kilmer
Tel: 1-800-TLC-1033 or
Tel: (905) 602-2020
Fax: (905) 602-2025
Website: http://www.lzr.com
E-mail: investor.relations @ lzr.com

TRANSFER AGENT
The CIBC Mellon Trust Company
Tel: 1-800-387-0825

LEGAL COUNSEL

CANADA
Tory Tory Deslauriers & Binnington
Toronto, Ontario

LEGAL COUNSEL

U.S.

Arent Fox Kintner
Plotkin & Kahn
Washington, D.C.

AUDITORS

CANADA
Horwath Orenstein
A member of Horwath International Toronto, Ontario

U.S.

Crowe Chizek and Company, LLP
Merrillville, Indiana

STOCK EXCHANGE LISTING

Shares of the Corporation are listed on the Toronto Stock Exchange and NASDAQ National Market

TRADING SYMBOLS
TSE - LZR
NASDAQ - LZRCF

[graph showing Share Price Trading History of LZR on the TSE]

Inside back cover

WHAT IS LASER VISION CORRECTION?

It's a simple but sophisticated five to ten minute out-patient procedure that uses an excimer laser to reshape the curvature of the cornea (the surface layer of the eye). The procedure is performed for the correction of nearsightedness, farsightedness and astigmatism. It allows many people who rely on corrective lenses to reduce their dependence on glasses or contact lenses.

[illustration depicting PRK procedure]

Guided by a sophisticated computer, the cool laser beam gently reshapes the cornea to match a patient's prescription, so that light can focus properly on the retina at the back of the eye. The laser is so precise that each pulse can remove 39 millionths of an inch of tissue in 12 billionths of a second. The procedure itself is painless, and patients are typically back at work within three days.

The two primary laser vision correction methods are PRK (Photorefractive Keratectomy) and LASIK (Laser In-Situ Keratomileusis). PRK is the procedure of choice for mild and moderate prescriptions while LASIK allows for the most effective treatment of more severe and extreme prescriptions.

[picture] showing LASIK procedure

More than one million procedures have been performed around the world in the past ten years. TLC's typical nearsighted patients achieve vision of at least 20/40 after one or more procedures. That's good enough to get a driver's licence in most states and provinces.

captions:

During the PRK procedure the cool laser beam gently reshapes the cornea to match the patient's prescription.

LASIK allows for the most effective treatment of more severe prescriptions.

GLOSSARY OF TERMS

ASTIGMATISM is an irregularity in the curvature of the cornea causing a blurring of vision because of the inability of the eye to focus an image to a single point.

CORNEA is the outermost surface of the eye and serves as a "window" through which light can pass.

DOCTOR refers to an optometrist or an ophthalmologist.

EXCIMER LASER is a particular type of computer-controlled laser whose active medium is a high pressure mixture of noble gases and halogens. The output of this laser typically has high peak powers (between 100 and 250 millejoules per cm2) and short pulses (10-100 nanoseconds) with a wavelength in the ultraviolet region of the spectrum (193 nm-308 nm).

LASIK (LASER-IN-SITU KERATOMILEUSIS), combining a manual procedure and an excimer laser, is generally for the correction of severe and extreme nearsightedness and astigmatism.

MANAGED CARE refers to health care arrangements typically involving a third party, such as a Health Maintenance Organization (HMO), insurance company or employer group, which is often the payer, assuming responsibility for ensuring that health care is provided in a high quality, cost-effective manner.

PRK (PHOTOREFRACTIVE KERATECTOMY), is a technique involving the use of ultraviolet light emitted by excimer lasers to treat refractive disorders which affect vision. This technique can be considered to be "optical reshaping" of the cornea in which submicron layers of tissue are removed with each laser pulse.

REFRACTION is the passage of light through a medium, such as the cornea, which bends its rays.

REFRACTIVE CLINIC is a clinic where refractive procedures are performed. These procedures may include excimer laser procedures and manual surgical procedures. SECONDARY CARE CLINIC is a clinic which receives referrals to perform eye surgery, and provides advanced levels of care. A secondary care clinic does not, as a general rule, dispense eyewear or contact lenses, perform refractions, or provide eye examinations or general diagnostic services.

[picture] showing the human eye and its parts.

Back cover
ONLY ONE COMPANY CAN IMPROVE YOUR VISION
IN MINUTES AND STANDS BEHIND ITS RESULTS FOR LIFE.

INTRODUCING THE TLC LIFETIME COMMITMENT!
You may love the idea of life without wearing glasses or contacts for distance vision. And you may have heard that laser vision correction can make that possible. But how can you be sure your results will be excellent? And how long will those results last?
Now you don't have to wonder. Or worry. Or wish. Because now there's the TLC Lifetime Commitment. Our commitment means we'll help you achieve better distance vision today. And help you maintain it for life.
TLC The Laser Center is the only company to make this extraordinary commitment. We stand behind our results forever because we have confidence in the skills of our highly trained surgeons, who collectively have performed more than 30,000 procedures.
All you have to do is see your TLC eye doctor for your regular annual eye exam after you have had the procedure*. To see if you're a laser vision correction candidate, and if you are eligible for the TLC Lifetime Commitment, call us today at 1-888-CALL-TLC.
TLC--WE'RE YOURS FOR LIFE.

[logo]

TLC THE LASER CENTER INC.
WWW.LZR.COM

* Some conditions apply.